February 16, 2018

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchange Commission

RE:   FundThatCompany

Form 10-K for the Year Ended September 30, 2017

Filed January 12, 2018

File No. 333-2080350

In response to your letter dated February 12, 2018, the following responses, corresponding sequentially to the paragraphs in your letter, are hereby submitted on behalf of FundThatCompany (the “Company”).

For your convenience, we have reproduced below the comments contained in the Staff’s February 12, 2018 letter in italicized text immediately before our response.

Form 10-K for the Year Ended September 30, 2017

Item 9A Controls and Procedures, page 11

1.      Please revise to include a conclusion as to whether or not your internal control over financial reporting is effective as of the end of your most recent fiscal year, which is September 30, 2017. You currently provide your conclusion as of September 30, 2016. Refer to Item 308(a) of Regulation K.

Response: In accordance with your request, the Company has amended our filing in form 10-K/A to include correct date and include a conclusion on the internal control over financial reporting as per Item 308(a) of Regulation SK.

2.      We note that you have included disclosure related to an evaluation of internal controls, but have not included disclosure related to an evaluation of disclosure controls and procedures, which is required on an annual and quarterly basis. Please revise to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 or Regulation S-K

Response: In accordance with your request, the Company amended our filing in form 10-K/A to include related evaluation of internal controls and disclosure of controls and procedures are bit effective as per Item 307 of Regulation S-K.

Financial Statements, page F-1

3.      We note that your financial statements are presented without an audit opinion. Please tell us whether your financial statements were audited by an independent accountant. If so, please amend your filing to include the audit opinion to comply with Rule 2-02 and Rule 8-02 of Regulation S-X and also provide revised certifications that are currently dated and refer to your Form 10-K/A.

Response: Our financial statements were audited by an independent accountant and the audit report was inadvertently omitted in the 10-K filing. We have amended our filing in form 10-K/A and have included the Report of Independent Registered Public Accounting Firm in the filing.

Sincerely,

/s/ Chayut Ardwichai

Chayut Ardwichai,

Chief Executive Officer

FundThatCompany